Exhibit 99.1
Index to Condensed Consolidated Financial Statements

SOPHiA GENETICS SA
Unaudited Interim Condensed Consolidated Financial Statements

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025
Revenue	5	$23,310	$18,323	$44,998	$36,102
Cost of revenue		(8,249)	(6,053)	(15,188)	(11,624)
Gross profit		15,061	12,270	29,810	24,478
Research and development costs		(8,731)	(8,493)	(18,191)	(17,611)
Selling and marketing costs		(11,186)	(10,034)	(19,999)	(17,568)
General and administrative costs		(15,202)	(12,301)	(28,961)	(23,901)
Other operating income, net		5	66	5	74
Operating loss		(20,053)	(18,492)	(37,336)	(34,528)
Interest income		231	419	520	869
Interest expense		(1,620)	(559)	(3,287)	(1,218)
Fair value adjustments on warrant obligations	8	(317)	58	(409)	20
Foreign exchange losses, net		(519)	(3,078)	(835)	(3,677)
Loss before income taxes		(22,278)	(21,652)	(41,347)	(38,534)
Income tax expense		(78)	(762)	(331)	(1,265)
Loss for the period		(22,356)	(22,414)	(41,678)	(39,799)
Attributable to the owners of the parent		(22,356)	(22,414)	(41,678)	(39,799)

Basic and diluted loss per share	7	$(0.30)	$(0.33)	$(0.58)	$(0.59)
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Loss for the period	$(22,356)	$(22,414)	$(41,678)	$(39,799)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss
Currency translation adjustments	(81)	9,016	(611)	11,602
Total items that may be reclassified to statement of loss	(81)	9,016	(611)	11,602
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	317	46	440	93
Total items that will not be reclassified to statement of loss	317	46	440	93
Other comprehensive (loss) income for the period	$236	$9,062	$(171)	$11,695
Total comprehensive loss for the period	$(22,120)	$(13,352)	$(41,849)	$(28,104)
Attributable to owners of the parent	$(22,120)	$(13,352)	$(41,849)	$(28,104)
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA
Interim Condensed Consolidated Balance Sheets
(Amounts in USD thousands)
(Unaudited)

	Notes	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents		$107,665	$70,289
Accounts receivable	6	14,112	15,001
Inventory		7,084	6,351
Prepaids and other current assets		8,429	7,438
Total current assets		137,290	99,079
Non-current assets
Property and equipment		4,903	5,665
Intangible assets		36,163	35,891
Right-of-use assets		11,039	12,382
Deferred tax assets		1,769	1,831
Other non-current assets		7,195	8,183
Total non-current assets		61,069	63,952
Total assets		$198,359	$163,031
Liabilities and equity
Current liabilities
Accounts payable		$11,904	$8,960
Accrued expenses		18,699	20,736
Deferred contract revenue		15,616	16,720
Lease liabilities, current portion		2,720	2,700
Warrant obligations	8	2,144	1,412
Total current liabilities		51,083	50,528
Non-current liabilities
Borrowings	8	47,999	47,733
Lease liabilities, net of current portion		11,108	12,587
Defined benefit pension liabilities		3,822	4,162
Other non-current liabilities		1,229	876
Total non-current liabilities		64,158	65,358
Total liabilities		115,241	115,886
Equity
Share capital		4,814	4,814
Share premium		542,657	473,675
Treasury shares		(183)	(1,218)
Other reserves		96,784	89,150
Accumulated deficit		(560,954)	(519,276)
Total equity		83,118	47,145
Total liabilities and equity		$198,359	$163,031
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Changes in Equity
(Amounts in USD thousands)
(Unaudited)

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	shares	reserves	deficit	Total
As of January 1, 2026		$4,814	$473,675	$(1,218)	$89,150	$(519,276)	$47,145
Loss for the period		—	—	—	—	(41,678)	(41,678)
Other comprehensive loss		—	—	—	(171)	—	(171)
Total comprehensive loss		—	—	—	(171)	(41,678)	(41,849)
Share-based compensation	9	—	—	—	7,805	—	7,805
Transactions with owners
Share options exercised and vesting of Restricted Stock Units		—	1,143	90	—	—	1,233
Proceeds from public offering, net of transaction costs	1	—	52,369	748	—	—	53,117
Proceeds from ATM offering, net of transaction costs	1	—	15,470	197	—	—	15,667
As of June 30, 2026		$4,814	$542,657	$(183)	$96,784	$(560,954)	$83,118

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	shares	reserves	deficit	Total
As of April 1, 2026		$4,814	$488,423	$(1,007)	$92,056	$(538,598)	$45,688
Loss for the period		—	—	—		(22,356)	(22,356)
Other comprehensive income		—	—	—	236		236
Total comprehensive loss		—	—	—	236	(22,356)	(22,120)
Share-based compensation	9	—	—	—	4,492	—	4,492
Transactions with owners
Share options exercised and vesting of Restricted Stock Units		—	708	62	—	—	770
Proceeds from public offering, net of transaction costs	1	—	52,369	748	—	—	53,117
Proceeds from ATM offering, net of transaction costs	1	—	1,157	14	—	—	1,171
As of June 30, 2026		$4,814	$542,657	$(183)	$96,784	$(560,954)	$83,118

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	shares	reserves	deficit	Total
As of January 1, 2025		$4,188	$472,244	$(702)	$61,037	$(440,277)	$96,490
Loss for the period		—	—	—	—	(39,799)	(39,799)
Other comprehensive income		—	—	—	11,695	—	11,695
Total comprehensive loss		—	—	—	11,695	(39,799)	(28,104)
Share-based compensation	9	—	—	—	8,191	—	8,191
Transactions with owners
Vesting of restricted stock units		—	—	50	(50)	—	—
Exercise of share options		—	111	4	—	—	115
As of June 30, 2025		$4,188	$472,355	$(648)	$80,873	$(480,076)	$76,692

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	shares	reserves	deficit	Total
As of April 1, 2025		$4,188	$472,283	$(694)	$67,498	$(457,662)	$85,613
Loss for the period		—	—	—	—	(22,414)	(22,414)
Other comprehensive income		—	—	—	9,062	—	9,062
Total comprehensive loss		—	—	—	9,062	(22,414)	(13,352)
Share-based compensation	9	—	—	—	4,356	—	4,356
Transactions with owners
Vesting of restricted stock units		—	—	43	(43)	—	—
Exercise of share options		—	72	3	—	—	75
As of June 30, 2025		$4,188	$472,355	$(648)	$80,873	$(480,076)	$76,692
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Cash Flows
(Amounts in USD thousands)
(Unaudited)

		Six months ended June 30,
	Notes	2026	2025
Operating activities
Loss before tax		$(41,347)	$(38,534)
Adjustments for non-monetary items
Depreciation		2,159	1,927
Amortization		3,499	2,740
Finance expense, net		3,354	4,037
Fair value adjustments on warrant obligations	8	409	(20)
Expected credit loss allowance increase (reversal)	6	40	252
Share-based compensation	9	7,805	8,191
Movements in provisions and pensions		440	304
Research tax credit		(441)	(528)
Working capital changes
Decrease (increase) in accounts receivable		589	(1,298)
Decrease (increase) in prepaids and other assets		628	934
Decrease (increase) in inventory		(1,123)	362
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		1,227	2,815
Cash used in operating activities		(22,761)	(18,818)
Income tax paid		(51)	(146)
Net cash flows used in operating activities		(22,812)	(18,964)
Investing activities
Purchase of property and equipment		(1,026)	(130)
Acquisition of intangible assets		—	(87)
Capitalized development costs		(4,541)	(3,250)
Interest received		520	876
Net cash flow used in investing activities		(5,047)	(2,591)
Financing activities
Proceeds from exercise of share options		1,233	115
Interest paid	8	(2,715)	(1,240)
Proceeds from borrowings, net of transaction costs		—	34,563
Proceeds from sale of common stock in at-the-market offering, net of transaction costs	1	15,667	—
Proceeds from sale of common stock in follow-on offering, net of transaction costs	1	54,048	—
Payments of principal portion of lease liabilities		(1,201)	(889)
Net cash flow provided by/(used in) financing activities		67,032	32,549
Increase (decrease) in cash and cash equivalents		39,173	10,994
Effect of exchange differences on cash balances		(1,797)	3,602
Cash and cash equivalents at beginning of the period		70,289	80,226
Cash and cash equivalents at end of the period		$107,665	$94,822
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA
Notes to the Unaudited Interim Condensed
Consolidated Financial Statements
1. Company information
General information
SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a cloud-native software technology company in the healthcare space, incorporated on March 18, 2011, and headquartered in Rolle, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in healthcare and for life sciences research. The Company has built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDMTM,” standardizes, computes, and analyzes digital health data and is used in decentralized locations to break down data silos. The Company collectively refers to SOPHiA DDM TM Platform and related products and solutions as “SOPHiA DDM Platform.”
As of June 30, 2026, the Company had the following wholly owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	U.K.
SOPHiA GENETICS, Inc.	U.S.
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy
SOPHiA GENETICS GmbH	Germany

The Company’s Board of Directors approved the issue of the unaudited interim condensed consolidated financial statements on July 31, 2026.
Basis of preparation
Compliance with International Financial Reporting Standards
These unaudited interim condensed consolidated financial statements, as of and for the three and six months ended June 30, 2026, of the Company have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2025.
Accounting policies
The material accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are the same as those applied in the Company’s annual consolidated financial statements as of and for the year ended December 31, 2025 and have been consistently applied, unless otherwise stated. Where expense is definitively calculated only on an annual basis, as is the case for income taxes and pension costs, appropriate estimates are made for interim reporting periods.

Income tax expense
Taxes on income in the interim periods are accrued using the tax rates that would be applicable based on the expected annual profit or loss of each of the Company’s entities.

Post-employment defined benefit plan expense
Post-employment defined benefit plan expense in interim reporting periods is recognized on the basis of the current year cost estimate made by the actuaries in their annual report as of the end of the preceding year. Potential remeasurement gains or losses from the defined benefits plan are estimated based on the relevant indexes at the end of the reporting period and recorded in the Company’s statements of comprehensive loss.

Recent new accounting standards, amendments to standards, and interpretations
New standards, amendments to standards, and interpretations issued recently effective
There are no new IFRS standards, amendments, or interpretations that are mandatory as of January 1, 2026 that are relevant to the Company.
New standards, amendments to standards, and interpretations issued not yet effective
In April 2024, IFRS 18, Presentation and Disclosure in Financial Statements, was issued to achieve comparability of the financial performance of similar entities. The standard, which will replace IAS 1 impacts the presentation of primary financial statements and notes, including the consolidated statement of loss where companies will be required to present separate categories of income and expense for operating, investing, and financing activities as well as income taxes and discontinued operations with prescribed subtotals for each category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, and requires retrospective application. While IFRS 18 will not change recognition criteria or measurement bases, it might have a significant impact on presenting information in the financial statements, in particular the consolidated statement of loss. To date, the following potential impacts have been identified:

–Items of income and expenses presented in the consolidated statement of loss will be grouped into the new categories: operating, investing, financing, and income taxes;

–an additional mandatory subtotal for “income (loss) before financing and income taxes” will be presented;

–the enhanced principles on aggregation and disaggregation, and the useful “structured summary” concept, will require some changes to line items presented in the primary financial statements, however the change is not expected to be significant;

–certain new or enhanced disclosures will be required for:

–management-defined performance measures (MPMs) most of which are currently disclosed in the Company’s discussion and analysis of financial conditions and results of operations

–a breakdown of the nature of expenses for line items presented by function in the operating category of the consolidated statement of loss

–a reconciliation for each line item in the consolidated statement of loss between the restated amounts and the amounts previously published upon transition of IAS 1 to IFRS 18

–there will also be a minor impact on the presentation of the consolidated statement of cash flows as the starting point for the cash flow statement will be the “operating income (loss)” subtotal.

The Company intends to adopt IFRS 18 for the reporting period commencing January 1, 2027. Preparatory activities are underway to ensure readiness for adoption.

There are no other IFRS Accounting Standards or IFRS Interpretations Committee interpretations that are not yet effective and that could have a material impact to the interim condensed consolidated financial statements.
Critical accounting estimates and judgments
The preparation of the unaudited interim condensed consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions. Information regarding accounting areas where such judgments, estimates and assumptions are of particular significance is set out in the annual financial statements under “Critical accounting estimates and judgments.”
Going concern basis
These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.
Foreign currency translation
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The Company’s reporting currency of the Company’s consolidated financial statements is the United States Dollar (“USD”). Assets and liabilities denominated in foreign currencies are translated at the month-end spot exchange rates, income statement accounts are translated at average rates of exchange for the period presented, and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.
Historical cost convention
The financial statements have been prepared on a historical cost basis except for certain assets and liabilities, which are carried at fair value.
Issued share capital
As of June 30, 2026, the Company had issued 89,321,220 shares, of which 85,127,825 are outstanding, and 4,193,395 are held by the Company as treasury shares. As of June 30, 2025, the Company had issued 79,321,220 shares, of which 67,579,560 were outstanding, and 11,741,660 were held by the Company as treasury shares. As of December 31, 2025, the company had issued 89,321,220 shares of which 68,486,338 are outstanding and 20,834,882 were held by the company as treasury shares.
Treasury shares
During the fourth quarter of 2025, the Company issued 10,000,000 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs along with other uses. As of June 30, 2026, the Company held 4,193,395 treasury shares. As of December 31, 2025 the Company held 20,834,882 treasury shares.

Treasury shares are recognized at acquisition cost and recorded at the time of the transaction. Upon exercise of share options or vesting of restricted stock units, the treasury shares are subsequently transferred. Any consideration received is included in shareholders’ equity.

In August 2025, the Company established a new at-the-market (“ATM”) offering program pursuant to which from time to time the Company may sell ordinary shares having an aggregate offering price of $50.0 million. For the three and six months ended June 30, 2026, 233,328 and 3,098,200 ordinary shares were sold from treasury shares for net proceeds of $1.2 million, and $15.7 million, respectively, under this program.

In June 2026, the Company completed a public offering of 12,104,900 ordinary shares which were sold from treasury shares, at a price of $4.75 per share, par value $0.06 (CHF 0.05), which included 1,578,900 ordinary shares issued upon exercise in full by the underwriters of their green-shoe option to purchase additional shares. The aggregate net proceeds received from offering, net of underwriting discounts and commissions and offering expenses, was $53.1 million.
2. Fair Value
As of June 30, 2026, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:
Financial assets
•Cash and cash equivalents
•Accounts receivable
•Other non-current assets—lease deposits
Financial liabilities
•Accounts payable
•Accrued liabilities
•Borrowings

Recurring fair-value measurements

The following table presents the Company’s fair value hierarchy for its financial assets and financial liabilities that were measured at fair value on a recurring basis (in USD thousands):

	June 30, 2026
	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents:
Money market funds	$46,673	$—	$—
Equity Investments:
Equity Investments	$—	$1,936	$—
Total financial assets	$46,673	$1,936	$—

Financial liabilities:
Warrant obligation:
Perceptive Credit Holdings warrants	$—	$2,144	$—
Total financial liabilities	$—	$2,144	$—

	December 31, 2025
	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents:
Money market funds	$27,528	$—	$—
Equity Investments:
Equity Investments	$—	$1,977	$—
Total financial assets	$27,528	$1,977	$—

Financial liabilities:
Warrant obligation:
Perceptive Credit Holdings warrants	$—	$1,412	$—
Total financial liabilities	$—	$1,412	$—

During the three and six months ended June 30, 2026 and 2025, there were no significant changes in the business or economic circumstances that affected the fair value of the Company’s financial assets and financial liabilities. There were also no transfers between categories.

3. Financial Risk Management
In the course of its business, the Company is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk and market risk (i.e. foreign currency risk and interest rate risk). The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2025. There have been no significant changes in financial risk management since year-end.

4. Segment Reporting
The Company operates in a single operating segment. The Company’s financial information is reviewed, and its performance assessed as a single segment by the senior management team led by the Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”). As announced in January 2026, the Company’s President was promoted to CEO in July 2026 and become the CODM.

5. Revenue

Disaggregated revenue

When disaggregating revenue, the Company considered all of the economic factors that may affect its revenues. The Company assesses its revenues by four geographic regions Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”). Additionally, the Company assesses revenues generated in its domiciled country and any country with significant revenue. The following table disaggregates the Company's revenue from contracts with customers by geographic market (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Switzerland	$973	$457	$1,737	$852
France	2,725	2,716	5,741	5,330
Italy	3,044	2,784	6,332	5,314
United Kingdom	1,935	1,341	4,147	2,771
Spain	1,734	1,631	3,408	3,048
Rest of EMEA	5,431	4,436	10,636	8,517
EMEA	$15,842	$13,365	$32,001	$25,832

United States	$4,341	$2,660	$7,213	$5,140
Rest of NORAM	780	626	1,429	1,201
NORAM	$5,121	$3,286	$8,642	$6,341

LATAM	$744	$449	$1,352	$1,415

APAC	$1,603	$1,223	$3,003	$2,514
Total revenue	$23,310	$18,323	$44,998	$36,102

Revenue streams
The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
SOPHiA DDM Platform	$22,505	$17,880	$43,553	$35,225
Workflow equipment and services	805	443	1,445	877
Total revenue	$23,310	$18,323	$44,998	$36,102

6. Accounts receivable
The following table presents the trade receivable and accrued contract revenue less the expected credit loss (in USD thousands):

	June 30, 2026	December 31, 2025
Trade receivable	$12,122	$14,404
Accrued contract revenue	2,253	963
Allowance for expected credit losses	(263)	(366)
Net accounts receivable	$14,112	$15,001
The Company records increases to, reversals of, and write-offs of the allowance for expected credit losses as “Selling and Marketing” expenses within its interim condensed consolidated statements of loss. The following table provides a reconciliation of the allowance for expected credit losses for the six months ended June 30, 2026 and 2025, that is deducted from the gross carrying amount of accounts receivable to present the net amount expected to be collected (in USD thousands):

	2026	2025
As of January 1	$366	$394
Increase	123	387
Reversals	(83)	(135)
Write-off	(138)	2
Currency translation adjustments	(5)	71
As of June 30	$263	$719

As of June 30, 2026 and December 31, 2025, the Company’s largest customer’s balance represented 16% and 15% of accounts receivable, respectively. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $6.6 million and $8.3 million as of June 30, 2026 and December 31, 2025, respectively.

7. Loss per share
The Company’s shares are comprised of ordinary shares. Each share has a nominal value of $0.06 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period excluding treasury shares, which are owned by the Company. The table presents the loss for the three and six months ended June 30, 2026 and 2025, respectively (in USD thousands, except shares and loss per share):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net loss attributed to shareholders	$(22,356)	$(22,414)	$(41,678)	$(39,799)
Weighted average number of shares in issue	73,838,486	67,321,079	71,465,843	67,080,368
Basic and diluted loss per share	$(0.30)	$(0.33)	$(0.58)	$(0.59)
For the three and six months ended June 30, 2026 and 2025, the potential impact, on the calculation of loss per share, of the existing potential ordinary shares related to the share option plans and warrants are not presented, as the impact would be to dilute a loss, which causes them to be deemed “non-dilutive” for the purposes of the required disclosure. For additional details refer to Note 8 — “Borrowings” and Note 9 — “Share-Based Compensation”.
8. Borrowings
Perceptive Credit Agreement
On May 2, 2024 (the “closing date”), the Company and its subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement and guaranty (the “Perceptive Credit Agreement”) with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which the Company may borrow up to $50.0 million principal amount of term loans, including (i) an initial tranche of $15.0 million principal amount of term loans drawn on the closing date (“Tranche A”) and (ii) a second tranche of $35.0 million principal amount of term loans that the Company could be drawn upon on or prior to March 31, 2026 (“Tranche B”), subject to satisfaction of certain customary conditions. The term loans are scheduled to mature on the fifth anniversary of the closing date and accrue interest at Term Secured Overnight Financing Rate (“Term SOFR”) (floored at 4% per annum) plus 6.25% per annum. The obligations under the Perceptive Credit Agreement are secured by substantially all of the Company’s and certain of the Company’s subsidiaries’ assets and are guaranteed initially on the closing date by SOPHiA GENETICS SA and SOPHiA GENETICS, Inc. The Company was in full compliance with all covenants contained in the Perceptive Credit Agreement as of June 30, 2026.
In addition, the Company issued to Perceptive Credit Holdings IV, LP a warrant certificate (the “Warrant Certificate”) representing the right to purchase up to 400,000 ordinary shares at $4.9992 per share, with the right to purchase 200,000 ordinary shares available immediately and the right to purchase an additional 200,000 ordinary shares to be available upon the drawdown of the second tranche of the term loans. The purchase rights represented by the Warrant Certificate are exercisable after becoming available, on a cash basis, at the option of the holder at any time prior to 5:00 p.m., Eastern time on the tenth anniversary of the applicable date of availability. The Warrant Certificate contains customary anti-dilution adjustments.

The Company drew down the $35.0 million of Tranche B on June 25, 2025 and the right to purchase an additional 200,000 ordinary shares became available under the Warrant Certificate.

On January 23, 2026, the Company entered into an amendment (the “2026 Amendment”) to the Perceptive Credit Agreement. The 2026 Amendment provides for, among other things, $25.0 million of additional term loan commitments consisting of (i) an additional $12.5 million tranche of term loan commitments (“Tranche C”), which may be drawn subject to certain customary conditions, and (ii) an additional $12.5 million tranche of term loan commitments (“Tranche D”), which may be drawn at such time as the Company’s revenue for a trailing twelve-month period exceed $85.0 million and otherwise subject to customary conditions. As of June 30, 2026 the Company had achieved revenue exceeding $85.0 million for the trailing twelve month period. Tranche C and Tranche D, if drawn, will have terms and conditions consistent with the Company’s existing term loans, will bear interest at rate per annum equal to Term SOFR (floored at 4% per annum) + 6.25% and will mature in 2029. In connection with the 2026 Amendment, the Company amended and restated the warrant certificate in order to issue to Perceptive Credit Holdings IV, LP the right to purchase an additional 75,000 ordinary shares, which right is exercisable immediately. The Warrant Certificate also grants Perceptive Credit Holdings IV, LP the right to purchase an additional (1) 100,000 ordinary shares, which right will become exercisable upon the Company’s draw down of the Tranche C under the Perceptive Credit Agreement and (2) another 100,000 ordinary shares, which right will become exercisable upon the Company’s draw down of the Tranche D under the Perceptive Credit Agreement.
The Company calculated the fair value of the warrant obligation on the 2026 Amendment using the Black-Scholes pricing model. The warrant obligation was recorded at an initial fair value of $0.3 million on January 23, 2026. Key inputs for the valuation of the warrant obligation upon issuance were as follows:

As of January 23, 2026
Exercise price in USD	$5.18
Share price in USD	$5.36
Risk-free interest rate	4.20%
Expected volatility (annualized)	75.88%
Expected term (years)	10.00
Dividend yield	—%
Black-Scholes value in USD	$4.38

The Company remeasures the fair value of the warrant obligations on a quarterly basis. Key inputs for the remeasurement of the warrant obligations as of June 30, 2026 and December 31, 2025 were as follows:

	As of June 30, 2026	As of December 31, 2025
Exercise price in USD	$5.00 - $5.18	$5.00
Share price in USD	$5.77	$4.67
Risk-free interest rate	4.29% - 4.37%	4.01% - 4.02%
Expected volatility	74.34% - 74.87%	68.39% - 76.10%
Expected term (years)	7.84 - 9.48	8.34 - 9.48
Dividend yield	—%	—%
Black-Scholes value in USD	$4.39 - $4.62	$3.35 - $3.71

The following table presents any movements in the liability for 2025 and the six months ended June 30, 2026 (in USD thousands):

2026
Balance as of January 1, 2025	$13,237
Gross proceeds from Tranche B	35,000
Transaction costs	(437)
Proceeds net of transaction costs	34,563

Warrant obligation at issuance	(474)
Interest expense	3,891
Interest paid	(3,521)
Currency translation adjustments	37
Balance as of December 31, 2025	47,733

Interest expense	2,897
Interest paid	(2,577)
Currency translation adjustments	(54)
Balance as of June 30, 2026	$47,999

The following table presents the movements in the warrant obligation liability for the year ended December 31, 2025, and the six months ended June 30, 2026 (in USD thousands):

	Warrant Obligation	Number of Warrants
Balance as of January 1, 2025	$444	200,000
Issuance of warrants from Tranche B	474	200,000
Change in fair value	497	—
Foreign exchange loss	(3)	—
Balance as of December 31, 2025	1,412	400,000
Issuance of warrants from 2026 Amendment	329	75,000
Change in fair value	409	—
Foreign exchange loss	(6)	—
Balance as of June 30, 2026	2,144	475,000

9. Share-based compensation
Share-based compensation expense for all stock awards consists of the following (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Research and development	$1,046	$1,119	$1,769	$2,124
Selling and marketing	315	323	437	614
General and administrative	3,131	2,914	5,599	5,453
Total	$4,492	$4,356	$7,805	$8,191
10. Related party transactions
Related parties are comprised of the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control of, the Company.
Key management personnel are comprised of seven Executive Officers and Directors and six Non-Executive Directors as of June 30, 2026. Key management personnel were comprised of seven Executive Officers and Directors and six Non-Executive Directors as of June 30, 2025.
The following table provides compensation for key management and non-executive directors (in USD thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Salaries and other short-term employee benefits	$1,518	$1,083	$2,910	$2,854
Pension costs	74	69	166	140
Share-based compensation expense	3,457	3,290	6,139	6,211
Total	$5,049	$4,442	$9,215	$9,205
During the three and six months ended June 30, 2026 and 2025 no related party transactions with Executive Officers or Directors occurred.

11. Commitments and contingencies

Commitments
The Company has no commitments for future lease payments under short-term leases not recognized on the balance sheet as of June 30, 2026 and December 31, 2025.

The Company has a minimum purchase agreement with a vendor related to computational and hosting-related costs. As part of the agreement, the Company has a total minimum commitment of approximately CHF 64.1 million ($79.3 million) from the period beginning November 1, 2022 through October 31, 2029. As of June 30, 2026 and December 31, 2025, the Company has remaining commitments of CHF 40.6 million ($50.2 million) and CHF 44.4 million ($58.2 million), respectively.

Contingencies

As of June 30, 2026 and December 31, 2025 the Company had no contingent assets.

The Company is regularly subject to lawsuits, claims, arbitration proceedings, administrative actions and other legal and regulatory proceedings involving intellectual property disputes, commercial disputes, competition and other matters, and the Company may become subject to additional types of lawsuits, claims, arbitration proceedings, administrative actions, government investigations and legal and regulatory proceedings in the future. As of June 30, 2026 and December 31, 2025, the Company has concluded that losses are not probable and no provisions have been recorded.

Guardant Health
In 2025 Guardant Health ("Guardant") filed suit against the Company in multiple jurisdictions. Guardant filed suit in the U.K., and in the EU at the Unified Patent Court (the “UPC”) in Paris, alleging that the Company’s MSK-Access liquid biopsy test infringes certain of their patents and seeking remedies, including unspecified monetary damages and injunctive relief. On February 17, 2026, the UPC Paris Local Division issued a procedural order setting a payment deadline of March 10, 2026, for Guardant to pay a €0.4 million ($0.5 million) interim costs award. On February 18, 2026, the Court of Appeal rejected Guardant's application for suspensive effect of the interim costs award and refused to reduce the €0.4 million ($0.5 million) amount. The Company received the initial payment in March 2026 and payment of a further €0.2 million ($0.2 million) in April 2026. That costs award remains subject to an appeal by Guardant. On July 2, 2026, the UPC Court of Appeal issued its final order rejecting Guardant’s appeal. The Court confirmed that no provisional injunction will be issued and that the Company may continue to commercialize MSK-ACCESS. The Court of Appeal also reduced the first instance interim costs award from €0.4 million to €0.3 million ($0.5 million to $0.4 million); as the underlying costs order remains under appeal, no amounts are currently repayable by the Company. In addition, the Court ordered Guardant to pay the Company an interim costs award of €0.1 million ($0.1 million) for the appeal proceedings within two weeks of the order, and both parties are entitled to a partial court fee refund of €0.038 million ($0.043 million). The U.K. proceedings remain pending. The Company continues to defend itself against these claims. As of June 30, 2026 and December 31, 2025, the Company has concluded that losses related to this matter are not probable and no provision has been recorded.

12. Events after the reporting date

The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the unaudited interim condensed consolidated financial statements were approved to be issued. There were no material subsequent events.